September 26, 2019

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Irene Paik

Re: CytoDyn Inc.

Registration Statement on Form S-3

Filed August 29, 2019

File No. 333-233526

Dear Ms. Paik:

On behalf of CytoDyn Inc. (the “Company”), we are hereby responding to the letter, dated September 26, 2019 (the “Comment Letter”), from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Registration Statement on Form S-3, filed on August 29, 2019 (the “Registration Statement”).

Concurrently with this letter, the Company is filing Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) which reflects revisions made to the Registration Statement in response to the comments of the Staff. For ease of reference, set forth below in bold is the comment of the Staff of the Commission with respect to the Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below the comment.

Unless otherwise noted, the page numbers in the bold headings and the responses below refer to pages in the Registration Statement. Capitalized terms used but not defined herein have the meaning given to such terms in the Registration Statement.

The Company has authorized us to respond to the Comment Letter as follows:

Registration Statement on Form S-3 filed August 29, 2019

General

1.

We note that in your response to our prior comment 1 you state that the exclusive forum provision is “not intended to apply” to claims arising under the Securities Act and Exchange Act. However, we note that your proposed disclosure only states that you “believe” that the exclusive forum provision would not apply to claims arising under the Securities Act and Exchange Act. Please revise your proposed disclosure to either affirmatively state that your exclusive forum provision does not apply to Exchange Act or Securities Act claims or that you do not intend for the provision to apply to Exchange Act or Securities Act claims.

Response to Comment No. 1

In response to the Staff’s comment, the Company has revised the disclosure on page 16 to state that the Company does not intend for the exclusive forum provision to apply to Exchange Act or Security Act claims.

If you have any questions with respect to the foregoing, please feel free to call me at (973) 597-2476.

Very truly yours,

/s/ Steven M. Skolnick

Steven M. Skolnick